SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No.1)

Ram Energy Resources, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
75130P 10 9
(CUSIP Number)
Larry E. Lee 5100 East Skelly Drive, Suite 650 Tulsa, Oklahoma 74135 (918) 663-2800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.       ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 75130P 10 9	13D

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Larry E. Lee
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	12,055,187
	8.	SHARED VOTING POWER	500,000
	9.	SOLE DISPOSITIVE POWER	12,055,187
	10.	SHARED DISPOSITIVE POWER	500,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		12,555,187
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		30.7%
14.	TYPE OF REPORTING PERSON		IN

Item 1.	Security and Issuer.
No change.
Item 2.	Identity and Background.
(a)	Name: Larry E. Lee (the “Reporting Person”)
(b)	Residence or business address: The principal business address of the Reporting Person is 5100 East Skelly Drive, Suite 650, Tulsa, Oklahoma 74135.
(c)	Present business or occupation: The Reporting Person is the Chairman, President and Chief Executive Officer of the Issuer.
(d)	Criminal convictions: The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) in the last five years.
(e)

Civil Proceedings: The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in the last five years as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

(f)	Citizenship: The Reporting Person is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person gifted 500,000 shares to a family trust during 2006. The Reporting Person’s spouse is the trustee of the family trust and has sole dispositive and voting power with respect to those shares. Because the Reporting Person’s spouse is deemed to have beneficial ownership of the 500,000 shares, the Reporting Person is also deemed to have beneficial ownership of those shares.

Item 4.	Purpose of Transaction.

Inapplicable.

Item 5.	Interest in Securities of the Issuer.
(a)

As of the date hereof, the Reporting Person beneficially owns an aggregate of 12,555,187 shares of Common Stock or approximately 30.7% of the Common Stock outstanding based on 40,939,530 shares outstanding based on the number of shares of Common Stock represented to be issued and outstanding as of the filing of this Schedule 13D.

(b)

The Reporting Person has sole voting and dispositive power with respect to 12,055,187 shares of Common Stock. The Reporting Person has no voting and dispositive power with respect to 500,000 shares of Common Stock as to which the Reporting Person’s spouse has sole voting and dispositive power. Because the Reporting Person is deemed to beneficially own those shares, the Reporting Person may be deemed to have shared voting and dispositive power with respect to those 500,000 shares.

(c)	None.
(d)	None.
(e)	Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No change.

Item 7.	Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2007

/s/	Larry E. Lee

Larry E. Lee